AH 3/11/2004

VR 3-18-04

04004729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Services Unlimited, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 3506 1285 Avenue of the Americas

(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Dolores Brodzik President 212 554 4076

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Anthony Rubino & Company, CPA PC

(Name - *if individual, state last, first, middle name*)

Six Erita Lane (Address) Smithtown (City) New York (State) 11787 (Zip Code)

CHECK ONE:

- ☒ Cerified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

RECEIVED
FEB 27 2004
187

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Dolores Brodzik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Services Unlimited as of December 31 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GLORIA FRANCAVILLA
Notary Public, State of New York
No. 01FR5033646
Qualified in New York County
Commission Expires 9/26/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule ISc3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule ISc3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule ISc3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule ISc3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent Auditor's report on internal accounting control

* * *For conditions of confidential treatment of certain portions of this filing, see section 240./7 a-5(e)(3).*

INSTITUTIONAL SERVICES UNLIMITED, INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2003

INSTITUTIONAL SERVICES UNLIMITED, INC.

INDEX

	Page
Facing page to form X-17A-5	2A
Affirmation of principal officer	2B
Independent Auditor's report	3
Financial Statements:	
Statement of financial condition	4
Statement of operations	5
Statement of changes in stockholders' equity	6
Statement of cash flows	7
Notes to financial statements	8-10
Supplementary information:	11
Computation of net capital pursuant to Rule 15c3-1	12
Reconciliation of net capital under Rule 15c3-1	13
Independent Auditor's report on internal accounting control	14-15

JOHN ANTHONY RUBINO & COMPANY, CPA PC

A Professional Corporation of Certified Public Accountants

Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

INDEPENDENT AUDITOR'S REPORT

To the Shareholders' of Institutional Services Unlimited, Inc.

We have audited the accompanying statement of financial condition of Institutional Services Unlimited, Inc. as of December 31, 2003 and the related statements of operation, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation . We believe our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly in all material respects the financial position of Institutional Services Unlimited, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

John Anthony Rubino & Company CPA PC

Smithtown, New York
January 26, 2004

INSTITUTIONAL SERVICES UNLIMITED, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$	80,852
Receivable from clearing organizations		40,221
Investment in NASD stock		3,300
Security deposit		2,971
Miscellaneous recivables		2,170
Prepaid taxes		6,700
	$	136,214

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accrued expenses	$	9,722
Payroll taxes due		87
Total Liabilities		9,809
Shareholders' equity		
Common stock, $50 par value; authorized and issued 300 shares		15,000
Additional paid-in-capital		46,000
Retained earnings		65,405
		126,405
	$	136,214

The accompanying notes are an integral part of these financial statements

INSTITUTIONAL SERVICES UNLIMITED, INC.
STATEMENT OF OPERATIONS
December 31, 2003

REVENUE	
Commission income	$ 1,023,312
Interest income	480
	1,023,792
EXPENSES	
Officers' compensation	415,900
Payroll taxes	19,632
Brokerage and clearance fees	324,232
Travel and entertainment	82,573
Confrences and Seminars	112,157
Occupancy	26,661
Gifts and Contributions	11,290
Telephone	10,420
Promotional expenses and research	7,734
Office supplies and expenses	3,155
Accounting	11,174
Regulatory and registration fees	5,579
Insurance	3,293
Other expenses	(99)
	1,033,701
INCOME BEFORE INCOME TAXES	(9,909)
PROVISION FOR INCOME TAXES	10,600
NET INCOME (LOSS)	$ (20,509)

The accompanying notes are an integral part of these financial statements

INSTITUTIONAL SERVICES UNLIMITED, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2003	$ 15,000	$ 46,000	$ 85,914	$ 146,914
Net income			(20,509)	(20,509)
Distributions				
Balance at December 31, 2002	$ 15,000	$ 46,000	$ 65,405	$ 126,405

The accompanying notes are an integral part of these financial statements

INSTITUTIONAL SERVICES UNLIMITED, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:			
Net income		$	(20,509)
Adjustments to reconcile net income to net cash used in operating activities:			
(Increase) decrease in operating assets	$		
Net receivable from clearing organization	(36,615)		
Increase in miscellaneous receivables	(672)		
Increase in prepaid taxes	(5,968)		
Increase (decrease) in operating liabilities			
Accounts payable and accrued expenses	(7,910)		
Total adjustments			(51,165)
Net cash used by operating activities			(71,674)
Cash flows used by investing activities:		$	0
Cash flows from financing activities:		$	0
Net increase (decrease) in cash			(71,674)
Cash at beginning of year			152,526
Cash at end of year		$	80,852
Supplemental Cash Flow Information			
Cash paid during the year for taxes		$	9,481

The accompanying notes are an integral part of these financial statements

INSTITUTIONAL SERVICES UNLIMITED, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Institutional Services Unlimited, Inc. (the "Company") was incorporated in the state of New York on May 21, 1991 and received authorization to engage in the general business of a broker dealer in securities and began operations during April, 1992. The company is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission.

The Company clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). The company does not carry marketable securities or funds, nor does it trade for its own account.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Securities transactions (and the related commission revenues and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date, except for options which are on a one day settlement basis. Trade date basis of accounting has no significant effect.

(b) Property and equipment are depreciated on a straight line basis over their estimated useful lives of three to seven years when they are placed into service. As of December 31, 2003 all company owned property was fully depreciated.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker represents commissions due for customer trades executed by the company through the clearing broker in December 2003.

As stated in Note 2, the company records securities transactions on a settlement date basis. Further the company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the company.
Should a customer not fulfill his obligation on a trade date transaction through December 31, 2003, the company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2003 settled with no resulting liability to the company.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidated the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume an exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

NOTE 5 - COMMITMENTS

The Company rents office space on a month to month basis. The actual rent and fees paid in 2003 were $26,661. The Company intends to remain at this location and will pay a monthly rent (only) of $2,000 totaling $24,000 to an unrelated third party under a similar rental contract.

NOTE 6 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Tax Law. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. New York State tax consists of a minimum corporation tax of $100.

New York City tax law does not recognize S Corporation status. A provision for estimated New York City income taxes of $10,600 is reflected in the financial statements at December 31, 2003 and is calculated using the alternative basis as required.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $111,264 which was $106,264 in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1933

INSTITUTIONAL SERVICES UNLIMITED, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSSION
December 31, 2003

Total Shareholders' Equity		$	126,405
Deductions and/or charges:			
Nonallowable assets	15,141		
Total deductions from capital			(15,141)
Net Capital		$	111,264
Minimum net capital requirement: 6 2/3% of aggregated indebtedness of $9,810 (equal to $654) or of $5,000 whichever is greater		$	5,000
EXCESS NET CAPITAL		$	106,264

Ratio of aggregate indebtedness to net capital	$ 9,809 / $ 111,264	0.09	to	1

Reconciliation of net capital under Rule 15c3-1 to
to computation of December 31, 2003
as filed by the company on Form X-17-A Part IIA
is located on page 13.

See the accompanying Independent Auditor's report

INSTITUTIONAL SERVICES UNLIMITED, INC.
RECONCILIATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSSION
December 31, 2003

Net Capital as reported in Company's Part IIA unaudited FOCUS report of December 31, 2003	$	111,264
Net Capital calculated in audit report agrees to December 31, 2003 FOCUS		
NET CAPITAL	$	111,264

See the accompanying Independent Auditor's Report

JOHN ANTHONY RUBINO & COMPANY, CPA PC
A Professional Corporation of Certified Public Accountants
Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders' of Institutional Services Unlimited, Inc.

In planning and performing our audit of the financial statements of Institutional Services Unlimited, Inc. for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Institutional Services Unlimited, Inc. that we considered relevant to the objectives stated in rule 17a-(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ii) and the procedures for determining compliance exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17-a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with a reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

JOHN ANTHONY RUBINO & COMPANY, CPA PC
A Professional Corporation of Certified Public Accountants
Six Erita Lane, Smithtown, New York 11787 (631) 724-7577

Because of inherent limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

In addition, our review indicated that Institutional Services Unlimited, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)ii as of December 31, 2003 and no facts came to our attention that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

John Anthony Rubino & Company CPA PC

Smithtown, New York
January 26, 2004